

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

August 31, 2009

Mr. H.C. Allen, Jr.
Chief Financial Officer and Manager
Dorchester Minerals, L.P.
3838 Oak Lawn Avenue, Suite 300
Dallas, TX 75219

> **Re:** **Dorchester Minerals, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Definitive Proxy**
> **Filed February 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 7, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 6, 2009**
> **File No. 0-50175**

Dear Mr. Allen:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 36

1.   In your amended Form 10-K, revise this section to disclose whether your chief executive officer and chief financial officer, or persons performing similar functions, concluded that your disclosure controls and procedures were effective as of December 31, 2008. See Item 307 of Regulation S-K.

Management's Annual Report on Internal Control Over Financial Reporting, page 36

2.   In your amended Form 10-K, revise this section to include a statement that the registered public accounting firm that audited your financial statements has included an attestation report on your internal control over financial reporting. See Item 308(a)(4) of Regulation S-K.

Certain Relationships and Related Transactions and Director Independence, p. 37

3.   Please provide all the disclosure Item 404 of Regulation S-K requires. We note your discussion in note 3 on page F-11. Please provide further discussion of the material terms of the agreements that define the relationship among Dorchester Minerals, L.P; Dorchester Minerals Management LP; Dorchester Minerals Management GP LLC, Dorchester Minerals Operating LP; and all other related organizations. For example, you state that under the terms of your limited partnership agreement, you reimburse the general partner for certain allocable general and administrative costs, but that this reimbursement is limited to 5% of distributions. However, we find no reference to reimbursement in your agreement of limited partnership filed as exhibit 3.2.

Definitive Proxy

        Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

4.   Include page numbers in your filing. Our page references are to the pages as they appear on a printout from the EDGAR database.

Security Ownership of Certain Beneficial Owners and Management, page 8

5.   We note your statement in footnote 12 regarding the Bank of New York Mellon's "interest that relates to more than five percent of the common units." Include a tabular entry to reflect its interest, and provide updated textual or footnote

disclosure to explain in necessary detail the nature of its beneficial ownership. We refer you to notes 3 and 4 to Item 403 of Regulation S-K.

Partnership Governance, page 10

6. Please revise to explain briefly the principal terms of the Business Opportunities Agreement.

Compensation Discussion and Analysis, page 11

7. You state the "[t]he compensation policy occasionally contemplates performance-based cash bonuses." Explain to us what policy you are referring to and file it as an exhibit. Also briefly describe how the precise bonus amounts are determined.

8. We note your disclosure on page 34 of your Form 10-K of "pension contributions" as an example of expenses that you reimburse to your general partner. If you maintain a pension plan, provide the table and disclosure required by Item 404(h) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Evaluation of Disclosure Controls and Procedures, pages 14 and 16, respectively

9. Revise to state whether your disclosure controls and procedures were also effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls, pages 14 and 16, respectively

10. This section requires an evaluation of changes to a registrant's internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), made during the fiscal quarter covered by this report. Note that internal control over financial reporting is not the same as disclosure controls and procedures, which are defined in Exchange Act Rule 13a-15(e). Please revise this section to state, if true, that your management concluded that there were no changes in your internal control over financial reporting that occurred during the fiscal quarter ended March 31, 2009, and clarify any remaining references to disclosure controls and procedures.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798, Timothy Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director